"I'm So Excited!"

BERKSHIRE HILLS BANCORP

FACTORY POINT

BANCORP, INC.

acquisition of
Growing “America’s Most Exciting Bank”
sm
May 16, 2007
BHLB    www.berkshirebank.com
Filed by Berkshire Hills Bancorp, Inc.
pursuant to Rule 425
under the Securities Act of 1933
Subject Company
Factory Point Bancorp, Inc.
Commission File Number 0-51584

BHLB    www.berkshirebank.com
A Beneficial Partnership
Strong geographic, business and cultural fit
Achieves longstanding strategic objective to enter attractive
Southern Vermont market with residential, recreational and
commercial ties to existing Berkshire and New York regions
Factory Point is a quality franchise with strong asset quality and performance metrics
Acquisition deal value is approximately $82 million funded with
80/20 mix of stock and cash
P/E metrics are favorable with 17.9x price to earnings and 13.4x price to earnings after 25% targeted cost saves
Transaction is expected to be accretive to EPS in 2008, with anticipated double digit medium term cash return on equity from planned revenue enhancements
Acquired earnings will provide surplus capital available for potential stock repurchases or other capital uses

BHLB    www.berkshirebank.com
Total 1-4 Family
Loans
38.8%
Commercial R/E
Loans
41.1%
Commercial
Loans
12.7%
Consumer Loans
3.1%
Other
4.3%
Demand deposits
5.2%
Borrowings
10.7%
NOW & Oth Trans
Accts
5.2%
CD's > $100k
19.2%
CD's < $100k
8.4%
MMDA & Savings
51.3%
Factory Point Bancorp
A Solid Franchise
Financial Profile
Loan Composition
Funding Mix
Notes:
Data Source: Company filings and SNL Financial
Dollars in millions except per share data
Loan and funding data as of March 31, 2007
LTM
OPERATING PERFORMANCE 2004 2005 2006
3/31/07
Total Assets $304 $319 $340 $339
Net Loans 191 207 226 224
Deposits 259 270 270 275
Tangible Equity 22 25 27 27
Tangible Equity / Tangible Assets 7.2% 7.8% 7.9% 8.1%
Net Income $3.8 $4.4 $4.5 $4.5
Earnings per Share $0.93 $1.08 $1.10 $1.09
ROAA 1.24% 1.41% 1.35% 1.34%
ROAE 16.1% 16.9% 16.3% 16.0%
Net Interest Margin 3.88% 4.46% 4.32% 4.12%
Efficiency Ratio 63.7% 59.9% 60.9% 62.1%

St. Lawrence
Essex
Addison
Orange
Hamilton
Warren
Grafton
Rutland
Windsor
Herkimer
Washington
Oneida
Rome
Utica
Fulton
Saratoga
Bennington
Windham
Cheshire
Madison
Schenectady
Montgomery
Schenectady
Rensselaer
Troy
Otsego
Albany
Berkshire
Franklin
Schoharie
Worcester
Chenango
Hampshire
Greene
Columbia
Delaware
Hampden
Broome
Ulster
Dutchess
Litchfield
Hartford
Tolland
Wayne
Sullivan
Copyright (C) 2007 SNL Financial LC. All rights reserved
0
45.6mi

- <18.94
- 18.94-20.06
- 20.06-21.31
- 21.31-23.02
- 23.02+

BHLB    www.berkshirebank.com
Southern Vermont
Attractive Location and Demographics
Notes:
Data Source: Company filings and SNL Financial
Projected County Per Capita Income Growth
BHLB
FAPB
Factory Point Bancorp, Inc.
2000 2006 2011
Actual Current Projected
Population
          Aggregate Change (%)            3.24 1.17
          National Change (%)            7.87 6.66
Income
Per Capita Income ($) 20,817 27,251 33,769
     National Median Per Capita ($) 21,587 27,084 32,982
          Aggregate Change (%)            30.91 23.92
          National Change (%)            25.46 21.78
Median Household Income ($) 39,296 49,336 59,380
     National Median Household ($) 42,164 51,546 60,704
          Aggregate Change (%)            25.55 20.36
          National Change (%)            22.25 17.77
Percent of total (%)
          Less than $25K 31.0 23.4 18.3
          $25K to $50K 32.4 27.4 24.3
          $50K than $100K 27.9 33.8 34.2
          Greater than $100K 8.6 15.4 23.1
Berkshire Hills Bancorp, Inc.
2000 2006 2011
Actual Current Projected
Population
          Aggregate Change (%)            0.65 0.61
          National Change (%)            7.87 6.66
Income
Per Capita Income ($) 21,213 26,815 32,769
     National Median Per Capita ($) 21,587 27,084 32,982
          Aggregate Change (%)            26.41 22.20
          National Change (%)            25.46 21.78
Median Household Income ($) 39,681 48,291 56,309
     National Median Household ($) 42,164 51,546 60,704
          Aggregate Change (%)            21.70 16.60
          National Change (%)            22.25 17.76
Percent of total (%)
          Less than $25K 31.4 25.2 21.2
          $25K to $50K 29.5 26.2 23.8
          $50K than $100K 29.5 31.7 31.0
          Greater than $100K 9.6 16.9 24.0

BHLB    www.berkshirebank.com
Many Strategic Benefits
Expansion of branch network into area of higher per capita
income growth than national median; aligns with long term
targeted expansion into Southern Vermont
Generate revenue enhancements from acquisition coupled with
product expansion in insurance, trust, and investment services, organic growth and de novo branching in the area
Gain market share from national and community bank
competitors by taking advantage of position as only locally
headquartered regional bank.  Berkshire has a proven record of sustained diversified double-digit annual growth in similar
markets.
Bring higher legal lending limit and larger suite of products and services to a high performing institution
Accretive to earnings through cost savings realization and
contribution of existing strong banking team in Vermont

New York
Vermont
New Hampshire
Massachusetts
Connecticut
Rhode Island

"I'm So Excited!"
BERKSHIRE HILLS BANCORP

6 BHLB www.berkshirebank.com 38 Total 7 Vermont 10 21 Branches New York Massachusetts State Combined Map 23% increase in total branches Berkshire Bank (31 branches) Factory Point (7 branches)

BHLB    www.berkshirebank.com
Deal Terms
Notes:
¹ Based on BHLB’s stock price of $33.37, the 30-day average as of April 30, 2007
² Based on 4,096,273 FAPB shares outstanding and 318,909 FAPB options outstanding with a weighted average strike price of $11.59 per option based on $33.14
5-day average BHLB stock price as 5/11/07.
Pricing:
80% stock; 20% cash
0.5844x fixed exchange ratio¹; $19.50 in cash
$81.9 million²
Converted into BHLB’s options
$3.6 million or 4.4% of deal value
Estimated after tax direct costs $7 million; indirect costs $1 million
Form of Consideration:
Indicated Aggregate Deal
Value:
Option Treatment:
Termination Fee:
Direct & Indirect Costs:

BHLB    www.berkshirebank.com
Attractive Multiples Driven by Strong Earnings
21.9% 20.9% Tang Book Premium/Core Deposits
1
255% 291% Price/Tangible Book
23.1x 17.9x Price/LTM earnings
Median
Nationwide Bank
M&A Multiples
2
¹ Does not include CDs > $100,000 as of March 31, 2007 (approximately 9.4% of total deposits).  This definition specific to this ratio only, for comparative purposes.
²
Includes all nationwide bank transactions since January 1, 2006 with deal value between $15 million and $250 million
Source:  SNL

BHLB    www.berkshirebank.com
Combined Assets Increase by 18%
As of March 31, 2007
$13.03 $16.13 Tangible book value per share
$30.90 $29.87 Book value per share
10,722 1,915 8,807 Common shares outstanding
$     2,575,580 $             61,629 $            339,378 $         2,174,573 Total liabilities and equity
331,270 38,629 29,554 263,087 Stockholders’ equity
2,244,310 23,000 309,824 1,911,486 Total liabilities
11,476 - 2,704 8,772 Other liabilities
38,464 23,000 - 15,464 Subordinated debentures
384,191 - 32,553 351,638 Borrowings
$     1,810,179 $                        - $            274,567 $         1,535,612 Deposits
Liabilities and equity
$     2,575,580 $             61,629 $            339,378 $         2,174,573 Total assets
98,771 (1,300) 14,144 85,927 Other assets
24,542 8,400 - 16,142 Other intangibles
167,051 59,829 2,299 104,923 Goodwill
1,929,009 (5,300) 223,901 1,710,408 Net loans
$        356,207 $                        - $              99,034 $            257,173 Cash and securities
Assets
Pro forma
Combined
Pro forma
Adjustments Factory Point Berkshire (in thousands except per share data)
Note:  Adjustments subject to change based on future information.

BHLB    www.berkshirebank.com
Attractive Combined Loan and Deposit Mix
As of March 31, 2007
100% $1,810,179 100% $274,567 100% $1,535,612 Total deposits
44% 787,827 31% 83,408 46% 704,419 Time deposits
12% 215,666 6% 17,404 13% 198,262 Savings deposits
20% 370,876 22% 59,511 20% 311,365 Money market deposits
12% 216,273 25% 69,594 10% 146,679 NOW deposits
12% 219,537 16% 44,650 11% 174,887 Demand deposits
Deposits
$1,934,309 $223,901 $1,710,408 Net loans
(23,774) (4,122) (19,652) Loan Loss Allowance
100% 1,958,083 100% 228,023 100% 1,730,060 Total loans
19% 372,689 13% 29,251 20% 343,438 Consumer loans
46% 907,070 56% 128,452 45% 778,618 Commercial loans
35% $678,324 31% $70,320 35% $608,004 Residential mortgages
Loans
Percent Balance $ Percent Balance $ Percent Balance $ ($000s)
Pro forma Combined Factory Point Berkshire

BHLB    www.berkshirebank.com
High Quality Combined Loan Portfolio
As of March 31, 2007
1.21% 1.81% 1.14% Allowance/ Total loans
0.10% 0.02% 0.11%
Q1 Net charge-offs annualized/
Average loans
0.37% 0.31% 0.39% Non-performers/  Total assets
0.39% 0.40% 0.38% Accruing delinquents/ Total loans
Pro forma
Combined
Factory
Point Berkshire

BHLB    www.berkshirebank.com
EPS Accretion Target at Four Cents in First Full Year
(in thousands, except per share data)
1.83% EPS accretion %
$0.04 EPS accretion
$2.15 Berkshire’s standalone EPS (guidance midpoint)
$2.19 Pro forma combined EPS
10,878 Pro forma 2007 fully diluted shares outstanding
63 Additional diluted shares from Factory Point options
1,915 New shares issued for Factory Point acquisition
8,900 Berkshire Pro forma 2007 diluted shares
$23,772 Adjusted net income
(100) Income tax adjustment
(1,700) Interest cost of debt to finance cash costs
600 Accretion of purchase accounting adjustments
2,500 Cost savings (25%)
(1,100) Amortization of core deposit intangible/non-competes
Acquisition adjustments:
23,572 Pro forma net income
4,472 Factory Point net income (LTM 3/31/07)
$19,100 Berkshire net income (2007 guidance midpoint)

BHLB    www.berkshirebank.com
Growing Regional Bank
Competitive Advantages
Only locally headquartered regional bank in primary market
Four state targeted footprint (MA, NY, CT, VT).  Largest bank in Western MA
Strong growth based on organic, de novo and acquisition strategies
Diversified revenue sources with strong commercial components
Strong board and management team
Community leadership
5.86% 6.92% Tangible equity/assets (03/31/07)
12.86% 12.10% Equity/assets (03/31/07)
7.10% 7.24% First year ROE
0.88% 0.85% First year ROA
38 31 Branches
$355 million $292 million Market capitalization
$732 million $500 million Assets under management
$23.8 million $19.1 million First year income
$2.6 billion $2.2 billion Total assets
Combined Current Size

"I'm So Excited!"
BERKSHIRE HILLS BANCORP

FACTORY POINT
BANCORP, INC.

"I'm So Excited!"
BERKSHIRE HILLS BANCORP

BHLB    www.berkshirebank.com
Goals
Create nationally recognized brand and business style
Expand strong, high quality franchise through motivated teamwork and relationship building
Take market share as a regional bank from national and community competitors
Continue to generate strong top line growth from organic, de novo, acquisition and product expansion
Achieve high performance profitability metrics
Produce attractive earnings growth and shareholder return
Vision
To establish the institution as a world-class financial services company through an engaging and exciting environment where
customers want do business and employees want to work.

BHLB    www.berkshirebank.com
Forward Looking Information
This presentation contains certain forward-looking statements about the proposed merger of Berkshire Hills
Bancorp and Factory Point. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,”
“estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.”
Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire Hills Bancorp and Factory Point, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire Hills Bancorp and
Factory Point are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire Hills Bancorp files with the Securities and Exchange Commission.

BHLB    www.berkshirebank.com
Additional Information
And Where to Find It
The proposed transaction will be submitted to Berkshire Hills' and Factory Point's stockholders for their consideration. Berkshire
Hills will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents concerning Berkshire Hills Bancorp, Factory Point, the proposed transaction, the persons soliciting proxies in the merger and their interests in the merger and related matters. Stockholders of Berkshire Hills and Factory Point are urged to read the registration statement, including the joint proxy statement/prospectus, when it becomes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of all documents filed with the
SEC by Berkshire Hills on the SEC's Web site
(http://www.sec.gov).
In addition, documents filed with the SEC by Berkshire Hills will be available, without charge, by directing a request to Ann Racine, Investor Relations, Berkshire Hills Bancorp, Inc., 24 North
Street, Pittsfield, MA 01201 (413) 236-3239.
Berkshire Hills and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. Information about the directors and executive officers of Berkshire Hills and their ownership of Berkshire Hills common stock is set forth in the proxy statement, dated April 2, 2007, for Berkshire Hills' 2007 annual meeting of stockholders, which is available on Berkshire’s website at www.berkshirebank.com and on the SEC’s website.
Berkshire Hills Bancorp, Inc. is the holding company for Berkshire Bank - America's Most Exciting Bank
SM
. Established in 1846,
Berkshire Bank is one of Massachusetts' oldest and largest independent banks and the largest banking institution based in Western
Massachusetts. The Bank is headquartered in Pittsfield, Massachusetts with branches serving communities throughout Western
Massachusetts and Northeastern New York. The Bank is transitioning into a regional bank, delivering exceptional customer service and a broad array of competitively priced deposit, loan, insurance, wealth management and trust services and investment products.
For more information on Berkshire Hills Bancorp, Inc. or Berkshire Bank, visit www.berkshirebank.com or call 800-773-5601.
Factory Point Bancorp, Inc. is a publicly held, one-bank holding company whose wholly-owned subsidiary, The Factory Point
National Bank of Manchester Center (“Factory Point National Bank”), maintains its corporate offices in Manchester Center,
Vermont. Factory Point is incorporated in the state of Delaware. Factory Point National Bank, regulated by the Office of the
Comptroller of the Currency, operates seven full-service community banking offices in Arlington, Dorset, Ludlow, Manchester, and
Rutland Vermont. Factory Point’s primary lines of business include residential real estate lending (for portfolio and sale on the secondary market), small business loan and deposit services, as well as a variety of consumer loan and deposit services. Factory Point
National Bank is chartered with trust powers and offers trust and investment services in the markets it serves.

Berkshire Hills Bancorp, Inc. Acquisition of Factory Point Bancorp, Inc. May 16, 2007 For questions, please contact: David Gonci Corporate Finance Officer (413) 281-1973 dgonci@berkshirebank.com